Consolidated Financial Statements
(Expressed in thousands of United States dollars, except where indicated)

CLEARLY CANADIAN BEVERAGE CORPORATION

Second Quarter Report for the three and six months ended June 30, 2008

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Balance Sheets
(Expressed in thousands of United States dollars, except for share and per share amounts)

	June 30, 2008	December 31, 2007
	(Unaudited)	(audited)

Assets

Current assets:
Cash and cash equivalents	$2,664	$8,786
Accounts receivable (note 4)	2,188	1,038
Inventories (note 5)	1,723	1,436
Prepaid expenses and other current assets	372	723
	6,947	11,983

Property, plant and equipment (note 6)	1,594	1,640
Derivative (note 10)	1,436	1,436
Intangible assets (note 7)	4,791	5,426
Goodwill (note 7)	1,682	1,693

	$16,450	$22,178

Liabilities and Shareholders’ Equity

Current liabilities:
Bank indebtedness (note 3)	$74	$49
Accounts payable and accrued liabilities (note 8)	2,919	4,273
Capital lease obligation, current portion (note 9)	35	36
	3,028	4,358

Convertible note payable (note 10)	5,996	5,442
Capital lease obligation, net of current portion (note 9)	123	155
	9,147	9,955
Shareholders’ equity:
Capital stock (notes 11 and 12):
Authorized:
Unlimited common share without par value
Unlimited variable multiple voting shares without par value
2,000,000 class A preferred shares
2,000,000 class B preferred shares
Issued – 23,716,877 (2007 – 20,597,702) common shares without par
value	-	-
Outstanding – 23,697,577 (2007 – 20,560,402) common shares without par
value	84,196	84,047
Variable multiple voting shares – NIL (2007 – 600,000)
Contributed surplus	19,453	18,033
Accumulated other comprehensive income (loss)	22	56
Deficit	(96,368)	(89,913)
	7,303	12,223

	$16,450	$22,178

Going concern (note 2(a))
Commitments and contingencies (note 13)
Subsequent events (note 16)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

GEORGE REZNIK	Director

BOBBY GENOVESE	Director

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Operation and Comprehensive loss
(Unaudited)
(Expressed in thousands of United States dollars, except for share and per share amounts)

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended

	June 30	June 30	June 30	June 30
	2008	2007	2008	2007
	$	$	$	$
Sales	2,534	2,996	4,941	4,463

Cost of sales	2,242	2,422	4,382	3,533
Cost of Product Recall	323	-	234	-

Gross profit	(31)	574	325	930

Expenses
Selling, general and administration expenses	1,105	5,590	4,721	8,185
Amortization of Capital and Intangible Assets	351	6	647	12

Interest income	(43)	(84)	(132)	(147)
Other (income) expense	-	(6)	-	(13)
Interest on short-term debt	6	6	10	10
Interest on long-term debt	-	1	-	3
Interest on acquisition debt		92	-	125
Foreign exchange loss	114	649	114	649
Interest on Convertible Debt	513	-	1,420	-

	2,046	6,254	6,780	8,824

Loss for Period	(2,077)	(5,680)	(6,455)	(7,894)

Cumulative Translation Adjustment	357	764	(34)	659

Comprehensive Loss for the period	(1,720)	(4,916)	(6,489)	(7,235)

Loss per share, basic and diluted	(0.07)	(0.25)	(0.27)	(0.38)

Weighted average number of shares outstanding	23,693,955	19,784,680	23,640,578	18,811,963

See accompanying notes to consolidated financial statement

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
(Expressed in thousands of United States dollars, except where indicated)
As of June 30, 2008 and December 31, 2007, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			Subscription						comprehensive		Shareholders’
	Number		Receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Balance, December 31, 2005	6,864,352	64,756	(198)	-	-	2,000,000	2,000	4,809	(929)	(68,714)	1,724

Share subscription received in											198
January, 2006	-	-	198	-	-	-	-	-	-	-
Shares issued for settlement of debt
on February 27, 2006 at US$2.00
per share	100,000	238	-	-	-	-	-	-	-	-	238
Option exercised at US$1.00 per
share	1,122,500	1,122	-	-	-	-	-	-	-	-	1,122
Shares issued for settlement of
services on March 1, 2006 at
CA$2.30 per share	28,260	58	-	-	-	-	-	-	-	-	58
Shares issued for settlement of debt
on March 28, 2006 at US$2.62 per
share	40,000	102	-	-	-	-	-	-	-	-	102
Shares issued for settlement of
services on March 31, 2006 at
US$2.39 per share	2,089	5	-	-	-	-	-	-	-	-	5

Carryforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of June 30, 2008 and December 31, 2007, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			Subscription						comprehensive		Shareholders’
	Number		Receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	8,157,201	66,281	-	-	-	2,000,000	2,000	4,809	(929)	(68,714)	3,447

Shares issued for settlement of
services on March 31, 2006 at
US$2.30 per share	2,175	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	1,954	5	-	-	-	-	-	-	-	-	5
Shares issued for settlement of
services on April 12, 2006 at
US$2.56 per share	29,308	75	-	-	-	-	-	-	-	-	75
Shares issued for settlement of
services on April 17, 2006 at
US$2.45 per share	20,442	50	-	-	-	-	-	-	-	-	50
Shares issued for settlement of
services on April 19, 2006 at
US$2.35 per share	18,915	44	-	-	-	-	-	-	-	-	44
Shares issued for settlement of debt
on May 2, 2006 at US$2.62 per
share	88,885	233	-	-	-	-	-	-	-	-	233
Option exercised at US$1.00 per
share	45,000	45	-	-	-	-	-	-	-	-	45
Shares issued for settlement of
services on May 4, 2006 at
US$2.41 per share	8,300	20	-	-	-	-	-	-	-	-	20
Private placement issued May 10,
2006 at US$2.00 per share	1,032,500	2,065	-	-	-	-	-	-	-	-	2,065
Private placement issued May 12,
2006 at US$2.00 per share	275,000	550	-	-	-	-	-	-	-	-	550
Private placement issued May 15,
2006 at US$2.00 per share	5,000	10	-	-	-	-	-	-	-	-	10
Share issue cost – private placement
May 10, 2006 to May 15, 2006	-	(314)	-	-	-	-	-	-	-	-	(314)
Share issue cost – warrant private
placement May 10, 2006 to May 15,
2006	-	(186)	-	-	-	-	-	186	-	-	-
Shares issued for settlement of
services on June 7, 2006 at
US$2.05 per share	19,630	40	-	-	-	-	-	-	-	-	40
Shares issued for settlement of
services on June 9, 2006 at
US$2.80 per share	4,075	11	-	-	-	-	-	-	-	-	11

Carryforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of June 30, 2008 and December 31, 2007, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			Subscription						comprehensive		Shareholders’
	Number		Receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	9,708,385	68,934	-	-	-	2,000,000	2,000	4,995	(929)	(68,714)	6,286

Shares issued for settlement of
services on June 13, 2006 at
US$2.80 per share	10,715	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,106	19	-	-	-	-	-	-	-	-	19
Warrant exercised at US$1.25 per
share	30,000	37	-	-	-	-	-	-	-	-	37
Shares issued for services on July
25, 2006 at US$3.29 per share	9,312	31	-	-	-	-	-	-	-	-	31
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$3.69 per share	24,314	89	-	-	-	-	-	-	-	-	89
Shares issued for settlement of
lawsuits on July 13, 2006 at
US$2.40 per share	600,000	1,440	-	-	-	-	-	-	-	-	1,440
Private placement issued on July 6,
2006 to July 13, 2006 at US$2.75
per share	1,205,000	3,314	-	-	-	-	-	-	-	-	3,314
Share issue cost – private placement
July 6, 2006 to July 13, 2006	-	(397)	-	-	-	-	-	-	-	-	(397)
Share issue cost – warrant private
placement July 6, 2006 to July 13,
2006	-	(162)	-	-	-	-	-	162	-	-	-
Shares issued for services on July
10, 2006 at US$3.92 per share	4,197	16	-	-	-	-	-	-	-	-	16
Option exercised at US$2.00 per											150
share	75,000	150	-	-	-	-	-	-	-	-
Option exercised at US$1.00 per
share	30,000	30	-	-	-	-	-	-	-	-	30
Option exercised at US$1.19 per
share	16,102	19	-	-	-	-	-	-	-	-	19
Shares issued for services on August
16, 2006 at US$3.28 per share	4,121	13	-	-	-	-	-	-	-	-	13
Shares issued for services on August
1, 2006 at US$2.30 per share	140,000	322	-	-	-	-	-	-	-	-	322
Private placement completed August
31, 2006 at US$3.00 per share	333,334	1,000	-	-	-	-	-	-	-	-	1,000
Share issue cost – private placement
August 31, 2006	-	(120)	-	-	-	-	-	-	-	-	(120)
Share issue cost – private placement
August 31, 2006	-	(825)	-	-	-	-	-	825	-	-	-

Carryforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of June 30, 2008 and December 31, 2007, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			Subscription						comprehensive		Shareholders’
	Number		Receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	12,206,586	73,940	-	-	-	2,000,000	2,000	5,982	(929)	(68,714)	12,279

Share issued for settlement of
services on August 1, 2006 at
US$2.30 per share	4,395	14	-	-	-	-	-	-	-	-	14
Cash dividend on class B preferred
paid on October 10, 2006	-	-	-	-	-	-	-	-	-	(94)	(94)
Conversion of $150,000 preferred
shares to common shares on
November 21, 2006	615,000	150	-	-	-	(150,000)	(150)	-	-	-	-
Conversion of $250,000 preferred
shares to common shares on
November 29, 2006	1,025,000	250	-	-	-	(250,000)	(250)	-	-	-	-
Shares issued for settlement of
lawsuits on December 11, 2006 at
US$3.28 per share	13,477	44	-	-	-	-	-	-	-	-	44
Shares issued for services on
December 8, 2006 at US$2.38 per
share	4,235	10	-	-	-	-	-	-	-	-	10
Shares issued for services on
December 8, 2006 at US2.66 per
share	4,498	12	-	-	-	-	-	-	-	-	12
Shares issued for services on
December 8, 2006 at US$2.76 per
share	4,162	12	-	-	-	-	-	-	-	-	12
Option exercised at US$1.00 per
share	2,500	3	-	-	-	-	-	-	-	-	3
Paid-in capital – exercise of stock
options	-	1,304	-	-	-	-	-	(1,304)	-	-	-
Fair value of stock options issued for
the 12 months ended December
31, 2006	-	-	-	-	-	-	-	3,310	-	-	3,310
Fair value of warrants issued for the
12 months ended December 31,
2006	-	-	-	-	-	-	-	302	-	-	302
Loss for the 12 months ended
December 31, 2006	-	-	-	-	-	-	-	-	-	(8,247)	(8,247)
Exchange difference	-	(9)	-	-	-	-	-	-	(172)	-	(181)

Balance, December 31, 2006,
Carryforward	13,879,853	75,730	-	-	-	1,600,000	1,600	8,290	(1,101)	(77,055)	7,464

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of June 30, 2008 and December 31, 2007, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			Subscription						comprehensive		Shareholders’
	Number		Receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	13,879,853	75,730	-	-	-	1,600,000	1,600	8,290	(1,101)	(77,055)	7,464

Option exercised at US$2.00 per
share on January 11, 2007	36,000	72	-	-	-	-	-	-	-	-	72

Option exercised at US$2.10 per
share on January 23, 2007	10,000	21	-	-	-	-	-	-	-	-	21
Shares issued for services on Jan
22, 2007 at US2.38 per share	3,874	9	-	-	-	-	-	-	-	-	9
Conversion of $500,000 preferred
shares to common shares on
January 7, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-
Conversion of $500,000 preferred
shares to common shares on
January 12, 2007	2,050,000	500	-	-	-	(500,000)	(500)	-	-	-	-
Warrant exercised at US$1.25 per
share on February 23, 2007	60,000	75	-	-	-	-	-	-	-	-	75
Option exercised at US$2.00 per
share on February 25, 2007	37,500	75	-	-	-	-	-	-	-	-	75
Shares issued for services on
February 25, 2007 at US2.91 per
share	4,074	12	-	-	-	-	-	-	-	-	12
Option exercised at US$2.00 per
share on March 2, 2007	37,500	75	-	-	-	-	-	-	-	-	75
Private placement issued on March
14, 2007 to March 23, 2007 at
US$3.00 per share	833,000	2,499	-	-	-	-	-	-	-	-	2,499
Shares issued for services on May 8,
2007 at US2.83 per share	8,444	26	-	-	-	-	-	-	-	-	26
Private placement issued on March
30, 2007 at US$3.00 per share	333,333	1,000	-	-	-	-	-	-	-	-	1,000
Shares issued for services on April 3,
2007 at US2.83 per share	9,078	26	-	-	-	-	-	-	-	-	26
Shares issued for services on May 8,
2007 at US2.83 per share	3,662	10	-	-	-	-	-	-	-	-	10
Shares issued for services on May 8,
2007 at US2.70 per share	9,465	26	-	-	-	-	-	-	-	-	26
Shares issued for services on May 8,
2007 at US3.00 per share	1,705	5	-	-	-	-	-	-	-	-	5

Carryforward	19,367,488	80,661	-	-	-	600,000	600	8,290	(1,101)	(77,055)	11,395

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of June 30, 2008 and December 31, 2007, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			Subscription						comprehensive		Shareholders’
	Number		Receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$$		$

Broughtforward	19,367,488	80,661	-	-	-	600,000	600	8,290	(1,101)	(77,055)	11,395

Brokers warrant exercised at
US$2.25 per share on May 14,
2007	79,025	178	-	-	-	-	-	-	-	-	178
Restricted shares issued for
purchase of My Organic Baby at
$2.76 per share on May 25, 2007	200,000	553	-	-	-	-	-	-	-	-	553
Non Lock Up restricted shares
issued for purchase of My Organic
Baby at $2.48 per share on May 25,
2007	215,000	533	-	-	-	-	-	-	-	-	533
Option exercised at US$1.00 per
share on May 25, 2007	100,000	100	-	-	-	-	-	-	-	-	100
Option exercised at US$1.18 per
share on June 1, 2007	9,872	12	-	-	-	-	-	-	-	-	12
Option exercised at US$1.00 per
share on June 7, 2007	50,000	50	-	-	-	-	-	-	-	-	50
Shares issued for services on June
7, 2007 at US2.64 per share	10,135	27	-	-	-	-	-	-	-	-	27
Option exercised at US$1.00 per
share on June 7, 2007	50,000	50	-	-	-	-	-	-	-	-	50
Finders fee issued – private
placement March 14 to 30, 2007 at
US$2.42 per share on June 7, 2007	90,000	218	-	-	-	-	-	-	-	-	218
Shares issued for consideration on
employment contract on June 8,
2007 at US2.48 per share	215,000	533	-	-	-	-	-	-	-	-	533
Option exercised at US$1.18 per
share on June18, 2007	7,922	9	-	-	-	-	-	-	-	-	9
Option exercised at US$1.00 per
share on June 20, 2007	10,000	10	-	-	-	-	-	-	-	-	10
Option exercised at US$1.00 per
share on June 20, 2007	25,000	50	-	-	-	-	-	-	-	-	50
Option exercised at US$1.75 per
share on June 20, 2007	117,500	206	-	-	-	-	-	-	-	-	206

Carryforward	20,546,942	83,190	-	-	-	600,000	600	8,290	(1,101)	(77,055)	13,924

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of June 30, 2008 and December 31, 2007, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			Subscription						comprehensive		Shareholders’
	Number		Receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	20,546,942	83,190	-	-	-	600,000	600	8,290	(1,101)	(77,055)	13,924

Option exercised at US$1.00 per
share on June 20, 2007	10,000	10	-	-	-	-	-	-	-	-	10
Cash dividend on class B preferred
paid on June 20, 2007	-	-	-	-	-	-	-	-	-	(62)	(62)
Option exercised at US$2.12 per
share on June 21, 2007	3,460	7	-	-	-	-	-	-	-	-	7
Share issue cost – private placement
March 14 to 30, 2007	-	(70)	-	-	-	-	-	-	-	-	(70)
Share issue cost - Finders fees–
private placement March 14 to 30,
2007	-	(218)	-	-	-	-	-	-	-	-	(218)
Shares issued for services on July 4
and 5, 2007 at US2.85 per share	21,113	61	-	-	-	-	-	-	-	-	61
Option exercised at US$1.75 per
share on July 16, 2007	32,768	58	-	-	-	-	-	-	-	-	58
Shares issued for services on August
1, 2007 at US2.78 per share	9,635	28	-	-	-	-	-	-	-	-	28
Option exercised at US$1.75 per
share on August 16, 2007	116,399	204	-	-	-	-	-	-	-	-	204
Shares issued for settlement of
acquisition liability – DMR Food
Corporation at US$2.90 on August
13, 2007	155,279	428	-	-	-	-	-	-	-	-	428
Restricted shares cancelled for
purchase of My Organic Baby at
$2.76 per share on September,
2007	(200,000)	(553)	-	-	-	-	-	-	-	-	(553)
Paid-in capital – exercise of stock
options for the 12 months ended
September 30, 2007	-	1,449	-	-	-	-	-	(1,449)	-	-	-
Fair value of stock options issued for
the 12 months ended December
31, 2007	-	-	-	-	-	-	-	1,991	-	-	1,991
Fair value of warrants issued for 12
months ended December 31, 2007	-	(1,651)	-	-	-	-	-	1,651	-	-	-
Fair value of warrant for consulting
agreement cancelled except for the
warrant	-	-	-	-	-	-	-	1,449	-	-	1,449
Fair value of warrant for convertible
note payable	-	-	-	-	-	-	-	2,576	-	-	2,574
Fair value of conversion option in
convertible note payable	-	-	-	-	-	-	-	2,419	-	-	2,419
Fair value of subordinated
convertible note payable	-	-	-	-	-	-	-	1,346	-	-	1,346

Carryforward	20,695,596	82,943	-	-	-	600,000	600	18,033	(1,101)	(77,117)	23,358

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity, Continued
(Expressed in thousands of United States dollars, except where indicated)
As of June 30, 2008 and December 31, 2007, 2006

				Class A		Class B
	Common shares			preferred shares		preferred shares			Accumulated
			Share						other
			Subscription						comprehensive		Shareholders’
	Number		Receivable	Number		Number		Contributed	income		equity
	of shares	Amount	(payable)	of shares	Amount	of shares	Amount	surplus	(loss)	Deficit	(deficiency)
		$	$		$		$	$	$	$	$

Broughtforward	20,695,596	82,943	-	-	-	600,000	600	18,033	(1,101)	(77,117)	23,358

Shares issued for services on
September 10, 2007 at US$2.47
per share	10,862	27	-	-	-	-	-	-	-	-	27
Shares issued for consulting services
on September 27, 2007 at US$2.11
per share	228,310	482	-	-	-	-	-	-	-	-	482
Shares issued for consulting services
on October 31, 2007 at $2.11 per
share	8,657	18	-	-	-	-	-	-	-	-	18
Conversion of $600,000 preferred
shares to common shares on
October 15, 2007	2.460,000	600	-	-	-	(600,000)	(600)	-	-	-	-
Shares cancelled for consulting
services on November 15, 2007 at
USD$2.99 per share	(17,250)	(52)	-	-	-	-	-	-	-	-	(52)
Shares issued for consulting services
on November 15, 2007 at $1.64 per
share	14,612	24	-	-	-	-	-	-	-	-	24
Shares issued for consulting services
on December 6, 2007 at $0.83 per
share	30,000	25	-		-	-	-	-	-	-	25
Loss for the 12 months ended
December 31, 2007	-	-	-	-	-	-	-	-	-	(12,796)	(12,796)
Cumulative translation adjustment	-	(20)	-	-	-	-	-	-	1,157	-	1,137

Balance, December 31, 2007	23,430,787	84,047	-	-	-	-	-	18,033	56	(89,913)	12,223
Shares issued for convertible
subordinated note payable interest
payment on January 28, 2008 at
$0.46 per share	156,124	73	-	-	-	-	-	-	-	-	73
Shares issued for convertible
subordinated note payable interest
payment on March 10, 2008 at
$0.47 per share	10,435	4	-	-	-	-	-	-	-	-	4
Shares issued for convertible
subordinated note payable interest
payment on March 10, 2008 at
$0.73 per share	24,768	18	-	-	-	-	-	-	-	-	18
Shares issued for convertible
subordinated note payable interest
payment on March 31, 2008 at
$0.97 per share	18,885	18	-	-	-	-	-	-	-	-	18
Loss for the 3 months ended March
31, 2008	-	-	-	-	-	-	-	-	-	(4,378)	(4,378)
Fair value of stock options issued for
the 3 months ended March 31,
2008	-	-	-	-	-	-	-	1,527	-	-	1,527

Cumulative translation adjustment	-		-	-	-	-	-	-	(391)	-	(391)
Shares issued for convertible
subordinated note payable interest
payment on May 13,2008 at
$0.94 per share	19,178	18									18

Shares issued for convertible
subordinated note payable interest
payment on June 6,2008 at
$0.95 per share	19,400	18									18
Loss for the 3 months ended
June 30,2008										(2,077)	(2,077)
Fair value of stock options issued for
the 3 months ended June 30,2008								(107)			(107)
Cumulative Translation adjustment									357		357

Balance, June 30,2008	23,679,577	84,196	-	-	-	-	-	19,453	22	(96,368)	7,303

See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Consolidated Statement of Cash Flows
(Unaudited)
(Expressed in thousands of United States dollars, except where indicated)
For the six months ended June 30, 2008 and 2007

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
	June 30	June 30	June 30	June 30
	2008	2007	2008	2007
	$	$	$	$
Cash flows from operating activities
Loss for the period	(2,077)	(5,680)	(6,455)	(7,894)
Items not involving cash (note 14(a))	593	2,229	2,793	3,643
Changes in non-cash working capital balances
related to operations (note 14(b))	(1,351)	1,163	(2,439)	795
	(2,835)	(2,288)	(6,101)	(3,456)
Cash flows from financing activities
Proceeds from issuance of capital stock and
warrants	-	1,612	-	4,429
Increase (decrease) in bank indebtedness	(125)	40	25	66
Dividend paid on class B preferred shares	-	(61)	-	(61)
Repayment of long-term debt	(15)	(14)	(30)	(20)
	(140)	1,577	(5)	4,414

Cash flows from investing activities
Cash used in acquisition of DMR Food
Corporation	-			(342)
Cash used in acquisition of My Organic Baby
Inc.	-	(348)	-	(348)
Purchase of property, plant and equipment	-	(27)	-	(27)
	-	(375)	-	(717)

Effect of exchange rates on cash and cash
equivalents	193	559	(16)	642

Increase (decrease) in cash and cash
equivalents	(2,782)	(527)	(6,122)	883

Cash and cash equivalents - Beginning of
period	5,446	6,677	8,786	5,267

Cash and cash equivalents - End of period	2,664	6,150	2,664	6,150

Interest paid	249	7	891	13

Income taxes paid		-		-

Supplementary cash flow information (note 14(c))
See accompanying notes to consolidated financial statements.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

1.	Nature of operations:

The Company produces, distributes and markets alternative beverage products, healthy snack food products and organic baby food products. The Company’s products are sold principally in the United States and Canada.

2.	Significant accounting policies:

	(a)	Going concern:

The accompanying consolidated financial statements have been prepared using Canadian generally accepted accounting principles applicable to a going concern.

While these accompanying financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company had a loss of $6,455,000 for the six months ended June 30, 2008 (June 30, 2007 - $7,894,000). At June 30, 2008 it has working capital of $2,664,000 (June 30, 2007 - $6,150,000). Operations for the six months ended June 30, 2008 have been funded primarily from cash reserves raised by the issuance of capital stock and convertible notes. Management is of the opinion that its cash and cash equivalents of $2.664 million at June 30, 2008 will provide sufficient working capital to meet the Company’s cash requirements until the fourth quarter of 2008.

Management has continued to take steps to try to improve the Company’s financial results and cash flow which includes pursuing equity financing to fund working capital requirements. The Company’s ability to continue operations is contingent on its ability to obtain financing. Management believes that it will be able to secure the necessary financing, however, there is no assurance that management will be successful in achieving these objectives.

These financial statements do not reflect adjustments to the carrying value of assets and liabilities, the reported revenues and expenses and balance sheet classifications used that would be necessary if the going concern assumption were not appropriate. Such adjustments could be material.

	(b)	Principles of accounting:

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP).

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

2.	Significant accounting policies (continued):

	(c)	Basis of presentation:

These consolidated financial statements include the accounts of Clearly Canadian Beverage Corporation (o/a Clearly Canadian Brands) and its wholly owned subsidiaries, Clearly Canadian Beverage (International) Corporation, CC Beverage (US) Corporation, Blue Mountain Springs Ltd., DMR Food Corporation (o/a Sweet Selections) and My Organic Baby Inc.

In view of the consolidated nature of these financial statements, the term “Company”, as used herein, is sometimes used to refer to all of the consolidated companies collectively and, where the context or specific transactions require, is sometimes used to refer to certain of the consolidated companies individually.

	(d)	Foreign currency translation:

The Company uses the United States dollar as its reporting currency while the Company’s functional or “measurement” currency is the Canadian dollar. The assets and liabilities of the Canadian operations are translated into United States dollars at the rates of exchange at the balance sheet dates, and revenue and expenses are translated at the average rates of exchange for the periods of operation. Unrealized gains and losses arising on translation are recorded as a separate component of shareholders’ equity.

Realized gains and losses on foreign currency transactions are included in the determination of loss for the period.

	(e)	Revenue recognition:

Revenue is recognized at the time that shipment of product to the customer is confirmed by the shipper, which is the point at which the customer takes ownership of the product, provided that collectibility is reasonably assured. Distributors are contractually obligated to the Company for complete payment of products sold to them regardless of their ability to sell to retailers. A provision for returns is recorded in the period management becomes aware that it is probable that the product may be returned.

For bill and hold transactions, the Company recognizes revenue at the time production is complete and the sale is invoiced to the customer. Bill and hold revenue recognized must also meet the following criteria:

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

2.	Significant accounting policies (continued):

(e)	Revenue recognition (continued):

(1)	The risk of ownership has passed to the customer
(2)	The customer has made a fixed commitment to purchase the goods in writing
(3)	The customer requests that the transaction be on a bill and hold basis
(4)	The customer has a fixed schedule for the delivery of product
(5)	The customer has retained specific performance obligations
(6)	The products have been segregated from the Company’s inventory and are not subject to being used to fill other orders
(7)	The products have been completed and ready for shipment
(8)	The company expects the customer to pay under its normal billing and credit terms
(9)	The Company does not expect risk of loss due to a decline in the market value of goods
(10)	The customer’s custodial risk is insurable and insured
(11)	There are no exceptions to the customer’s commitment to accept and pay for the products sold

Royalty revenue is recognized as the Company is notified of the sale of the licensed product and when collectibility is reasonably assured.

Funds received in advance of revenues being recognized are recorded as customer deposits.

Sales incentives to direct or indirect customers of the Company, including slotting fees, contractual marketing payments, coupons, rebates, free product and similar sales incentives are accounted for as a reduction of revenue when recognized by the Company in its Statement of Operations.

(f)	Inventories:

Inventories consist of raw materials and finished goods. Raw materials are valued at the lower of cost and market. Finished goods are valued at the lower of cost and net realizable value. Cost is determined on a first-in first-out basis.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

2.	Significant accounting policies (continued):

	(g)	Property, plant and equipment:

Property, plant and equipment are recorded at cost less accumulated amortization. Amortization is provided on a straight-line basis over the following periods which represent estimated useful life:

Asset	Rate

Buildings	30 years
Equipment	4 – 15 years
Packaging equipment under capital lease	Over the term of the lease
Vehicle	30% declining balance
Leasehold improvements	Term of the lease

(h)	Impairment of long-lived assets:

Long-lived assets, such as property, plant and equipment subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

(i)	Goodwill:

Goodwill is the excess of the cost of an acquired business over the net of the amounts assigned to assets acquired less liabilities assumed. Goodwill is not subject to amortization. The carrying value is tested for impairment at least annually, and any excess over fair value will be charged to operations as impairment loss in the period.

(j)	Intangible assets:

Intangible assets acquired are initially recognized and measured at cost. Intangible assets with finite useful lives are amortized over their estimated useful lives. The amortization methods and estimated useful lives of intangible assets are reviewed annually. Intangible Assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

2.	Significant accounting policies (continued):

	(k)	Stock-based compensation plan:

The Company has stock-compensation plans, which are described in note 12. The Company accounts for all stock-based payments granted to employees and non-employees on or after January 1, 2002, using the fair value based method as per CICA Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments which requires entities to account for employee stock options using the fair value based method. Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period. Consideration paid by employees on the exercise of stock options is recorded as capital stock. Stock-based payments to non-employees are measured at the fair value of the consideration received and are recognized as the options are earned.

Consideration paid for stock on exercise of stock options is credited to capital stock.

	(l)	Cash and cash equivalents:

Cash and cash equivalents consist of cash on hand and short-term investments with original maturities of 90 days or less at the time of purchase.

	(m)	Use of estimates:

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates relate to the assessment of the fair market value of stock options and warrants, the allocation of proceeds to components of convertible debentures, valuation of derivatives and impairment testing of goodwill and intangible assets. Actual results could differ materially from those estimates.

	(n)	Financial instruments:

(i) Fair value of financial instruments:

The fair value of cash and cash equivalents, accounts receivable, bank indebtedness, and accounts payable and accrued liabilities corresponds to their carrying value due to their short-term nature.

The carrying value of long-term debt and capital lease obligation approximates their fair value based upon the discount rates applied.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

2.	Significant accounting policies (continued):

	(n)	Financial instruments (continued):

		(ii)	Concentration of credit risk:

The Company grants credit to its customers in the normal course of business. Credit valuations are performed on a regular basis and the financial statements take into account an allowance for bad debts. At June 30, 2008, two customers represented 49% (June 30, 2007 – three customers represented 37%) of total accounts receivable.

		(iii)	Interest rate risk:

The Canadian dollar short term bank credit facility bears interest at Canadian prime rate plus 1.25%.

The Company does not use derivative instruments to manage its exposure to interest rate risk.

		(iv)	Foreign exchange rate risk:

A significant amount of the Company’s production costs are incurred in United States dollars. General and administration costs are incurred in Canadian dollars and the Company is therefore subject to risk due to fluctuations in exchange rates. The Company does not use derivative instruments to manage its exposure to foreign exchange rate risk.

	(o)	Income taxes:

Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between tax basis of an asset or a liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using income tax rates that are expected to apply to taxable income in the periods that the temporary differences are expected to reverse. A valuation allowance is recorded against any future tax asset if it is more likely than not that the asset will not be realized.

	(p)	Advertising and marketing costs:

The Company expenses all advertising and marketing costs as incurred. For the six months ended June 30, 2008, the Company incurred marketing costs of $577,000 (June 30, 2007 - $656,000). These costs are included in selling expenses.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

2.	Significant accounting policies (continued):

	(q)	Loss per share:

Loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding. Diluted loss per share is computed using the treasury method by including other potential common stock from exercise of stock options and warrants in the weighted average number of common shares outstanding for a period, if dilutive.

Diluted loss per share is the same as basic loss per share since the exercise of stock options and warrants would be anti-dilutive

	(r)	Other significant accounting policies:

Effective January 1, 2007, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 1530, Comprehensive Income; Section 3251, Equity; Section 3855, Financial Instruments – Recognition and Measurement; Section 3861 Financial Instruments – Disclosure and Presentation, and, Section 3865, Hedges, retroactively without restatement. These new Handbook Sections, which apply to fiscal years beginning on or after October 1, 2006, provide requirements for the recognition and measurement of financial instruments and on the use of hedge accounting. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and therefore, the comparative figures have not been restated except to redefine amounts previously presented in shareholders’ equity as cumulative translation account to be accumulated other comprehensive loss. The adoption of these Handbook Sections had no impact on opening retained earnings.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

2.	Significant accounting policies (continued):

	(r)	Other significant accounting policies (continued):

Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value will depend on their initial classification, as follows: held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income; available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the investment is derecognized or impaired at which time the amounts would be recorded in net income.

Upon adoption of these new standards, the Company designated its cash, cash equivalents, and short-term investments as held-for-trading, which are measured at fair value. Accounts receivable and income taxes receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities. The Company does not have either available-for-sale, or held-to-maturity instruments during the six months ended June 30, 2008. The Company has not designated any financial liabilities as held-for-trading.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

3.	Bank indebtedness:

The Company’s subsidiary, DMR, has a demand operating loan facility of CA$250,000, bearing interest at Royal Bank of Canada prime lending rate plus 1.25% per annum. The facility is secured by a general security agreement covering all assets of DMR as well as guarantee and postponement of claims in the amount of CA$455,000 by the Company. The average interest rate from January 1, 2008 to June 30, 2008 was 6.42%. As of June 30, 2008 $75,000 (June 30, 2007 – $235,000) had been drawn on this line of credit.

4.	Accounts receivable:

	June 30,	December 31,
	2008	2007

Trade accounts receivable, net of allowance of $221,000
(2007 - $210,000)	$2,079	$863
Other receivables	109	175

	$2,188	$1,038

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

5.	Inventories:

	June 30,	December 31,
	2008	2007

Finished goods	$1,014	$1,226
Raw materials	709	210

	$1,723	$1,436

6.	Property, plant and equipment and assets:

		Accumulated		June 30, 2008
	2008	amortization	Write-down	Net

Land and water sources	$1,184	$-	$-	$1,184
Buildings	1,198	1,139	-	59
Equipment	1,726	1,380	-	346
Leasehold improvements	79	79	-	-
Vehicle	5	-	-	5

	$4,192	$2,598	$-	$1,594

				December 31,
		Accumulated		2007
	2007	amortization	Write-down	Net

Land and water sources	$1,192	$-	$-	$1,192
Buildings	1,206	1,147	-	59
Equipment	1,632	1,250	-	382
Leasehold improvements	79	77	-	2
Vehicles	5			5
	$4,114	$2,474	$-	$1,640

Included in equipment are assets under capital lease having a value of $221,200 and accumulated amortization of $56,295 with a net book value of $164,905 at June 30, 2008 (2007 - $208,000).

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

7.	Goodwill and other intangible assets:

(a)	Intangible assets as at June 30, 2008 are as follows:

	DMR Food	My Organic
	Corp.	Baby Inc.	Accumulated	June 30, 2008
	June 30, 2008	June 30, 2008	amortization	Net

Distributor relationships	$485	$645	$112	$1,018
Trademarks, copyright
and brands	425	751	115	1,061
Other intangible assets	1,072	2,048	408	2,712

	$1,982	$3,444	$635	$4791

	DMR Food	My Organic
	Corp.	Baby Inc.	Accumulated	December 31,
				2007
	December 31,	December 31,	Amortization	Net
	2007	2007

Distributor relationships	$559	$715	$144	$1,130
Trademarks, copyright	489	834	147	1,176
and brands
Other intangible assets	1,291	2,341	512	3,120

	$2,339	$3,890	$803	$5,426

Propriety trade secrets, distribution relationship, supplier agreements, trademarks, copyright and brands are amortized over a period of 6 years based on third party valuation. The amortization expense for the period ended June 30, 2008 was $635,000 (June 30, 2007 – nil).

(b)	Goodwill as at June 30, 2008 is as follows:

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

	DMR Food	My Organic
	Corp.	Baby Inc.
	June 30, 2008	June 30, 2008	Total

Goodwill	$362	$1,320	$1,682

	DMR Food	My Organic
	Corp.	Baby Inc.
	December 31,	December 31,	Total
	2007	2007

Goodwill	$364	$1,329	$1,693

The company performs annual impairment test for goodwill. As of June 30, 2008, the company did not complete its impairment tests.

8.	Accounts payable and accrued liabilities:

	June 30,	December 31,
	2008	2007

Trade accounts payable	$2,060	$2,896
Marketing fees	89	350
Other accrued liabilities	770	1,027

	$2,919	$4,273

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

9.	Capital lease obligation:

The Company has entered into lease arrangements to acquire computer equipment. The liability under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 18% per annum and is secured by the computer equipment.

The Company’s subsidiary has entered into lease arrangements to acquire packaging equipment. The liability under the capital leases represents the minimum lease payments payable net of imputed interest at an average rate of 6.70% to 6.75% per annum and is secured by the packaging equipment.

The Company’s obligations under the capital leases consist of:

	June 30,	December 31,
	2008	2007

Minimum lease payments payable	$194	$228
Portion representing interest to be recorded over the
remaining term of the lease	(36)	(37)
	158	191

Current portion	(35)	(36)

	$123	$155

Future minimum annual lease payments as at June 30, 2008 under the capital lease are as follows:

2008	$30
2009	57
2010	57
2011	50

$194

10.	Convertible note payable:

	June 30,	December 31,
	2008	2007

Senior convertible notes payable	$9,360	$9,360
Subordinated convertible note payable	2,405	2,421
Discount on senior and subordinated convertible note	(5,769)	(6,339)
payable

	$5,996	$5,442

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

10.	Convertible note payable (continued):

On September 26, 2007, the Company entered into a securities purchase agreement with institutional investors to sell senior convertible notes (the “Senior Convertible Notes”) for $9.36 million maturing on September 26, 2027 and to issue five year share purchase warrants to purchase 4,017,162 common shares of the Company (The “Series E Warrants” and the “Series F Warrants”). The 2,008,581 Series E Warrants are exercisable at an initial exercise price of $2.33 per shares (subject to future adjustment) and the 2,008,581 Series F Warrants are exercisable at an initial exercise price of $2.56 per share (subject to future adjustment). The Company paid an approximate 4% financing fee to the placement agent in the financing. The company received net proceeds from the financing of approximately $9 million after the payment of the financing fee. The Company also issued to the placement agent 500,000 share purchase warrants exercisable at an initial price of $2.33 per share on the same terms as the Series E Warrants.

The primary features of the Senior Convertible Notes are: (i) interest at 9% per annum for year 1 to 3 and at 18% per annum for year 4 to maturity, payable monthly in cash, or, subject to volume and ownership limitations and in the Company’s discretion, common shares based on a 10% discount to the then market price, (ii) convertible at any time by the holders at the conversion price (initially $2.33 per share, subject to future adjustment), (iii) during year 1 to 2, provided the market price of the company’s common share is double the conversion price, the Company can, subject to volume and ownership limitations, call the Senior Convertible Notes, (iv) in year 3 and beyond, the Company can, subject to volume and ownership limitation, force conversion of the Senior Convertible Note at the lower of the initial conversion price or at a 15% discount of the then market price and so long as the Company is converting the Senior Convertible Notes, the interest rate remains at 9%; and (v) in year 4 and to maturity the Senior Convertible Notes can be called by the note holders.

The Company used the relative fair value approach to value the Senior Convertible Notes based on their value (i) without the conversion feature (ii) with the conversion option and (iii) with the warrants. Based on this volatility assumption (52%) and credit spread assumption (12%), the Company calculated the fair value of the convertible notes, the straight note value, conversion option value and call option value.

The fair value of the Senior Convertible Notes based on the above approach was $4,365,000 ($9,360,000 less discount on Senior Convertible Notes of $4,995,000). The fair value of the call option (embedded derivative) was $2,000 and $1,436,000 at September 26 and December 31, 2007, respectively. The company amortized the discount over 3 year, and as of December 31, 2007 the company accreted $214,000.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

10.	Convertible note payable (continued):

The Company is required to pay liquidated damages in cash to the Senior Convertible Note holders if (i) a registration statement registering the common shares underlying the Senior Convertible Notes is not declared effective by the Securities and Exchange Commission on or before January 23, 2008 (an “Effectiveness Failure”) or (ii) after a registration statement has been declared effective by the Securities and Exchange Commission, sales of “registrable securities” cannot be made by a note holder (a “Maintenance Failure”).

The amount of liquidated damages is calculated as follows: (A) 2% of the aggregate purchase price paid for the Senior Convertible Notes, the Series E Warrants and the Series F Warrants on each of the following dates: (i) the day of an Effectiveness Failure; (ii) the initial day of a Maintenance Failure; (iii) on the 30th day after the day of an Effectiveness Failure (pro rated for periods totaling less than 30 days); and (vi) on the 30th day after the initial day of a Maintenance Failure (pro rated for periods totaling less than 30 days) and (B) 1% of the aggregate purchase price paid for the Senior Convertible Notes, the Series E Warrants and the Series F Warrants on each of the following dates: (i) on every 30th day following the 31st first day following such Effectiveness Failure (pro rated for periods totaling less than 30 days) until such Effectiveness Failure is cured; and (ii) on every 30th day following the 31st day following such Maintenance Failure (pro rated for periods totaling less than 30 days) until such Maintenance Failure is cured. In the event we fail to timely make these liquidated damages payments, these amounts will bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full.

Up to February 1, 2008, the Company had paid the holders of the Senior Convertible Notes $187,200 on account of these penalties.  As of June 30, 2008, the registration statement relating to the Senior Convertible Notes was still not declared effective by the Securities and Exchange Commission and the Company is required to pay liquidated damages.  The actual amount of liquidated damages payments will depend on the actual effective date of the registration statement and may be more or less than our estimated amount.

On September 26, 2007, Company also completed a CDN $2,450,000 vendor take back debt financing from the vendors of DMR Food Corporation and My Organic Baby, Inc. through the sale of subordinated convertible notes (the “Vendor Notes”). The primary features of the Vendor Notes are the same as the Senior Convertible Notes with the exception that the interest is at 9% from year 1 to maturity, there are no restrictions on the Company’s ability to pay, with respect to interest or conversation or call of the Vendor Notes, in common shares and there are no provisions for liquidated damages in the event the shares issuable under the Vendor Notes are not registered.

The Company valued the Vendor Notes based on using the Black-Scholes method, volatility assumption of 52%, and credit spread of 12% over 20 years. Based on these factors the fair value is $1,077,000 ($2,421,000 less discount on the Vendor Notes of $1,344,000)..

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

11.	Capital stock:

Authorized:

Common Shares – unlimited number authorized, without par value Preferred Shares:

(a) 2,000,000 Class A Preferred Shares with special rights and restrictions:

The Class A Preferred Shares include the right to dividends in the amount of 10% per annum payable quarterly in advance (payable by the issuance of common shares of the Company calculated at a share price equal to the ten day average closing price of the Company’s common shares on the OTC Bulletin Board market preceding the date of issuance of such dividend shares), the right to one vote for each Class A Preferred Share on any vote of the common shares of the Company, and the right of conversion into common shares of the Company at a conversion price equal to the ten day average trading price of the Company’s common shares on the OTC Bulletin Board market preceding the date of conversion.

(b) 2,000,000 Class B Preferred Shares with special rights and restrictions:

The Class B Preferred Shares includes the right to dividends in the amount of 10% per annum payable, in the first year, in advance, by the issuance of common shares of the Company at a price of US$1.00 per share, and thereafter in advance in monthly cash installments. Each Class B Preferred Share has the right to five votes on any vote of the common shareholders. The Class B Preferred Shares are convertible, in whole but not in part, into such number of common shares of the Company as would equal 50% of the number of fully diluted common shares of the Company immediately prior to the conversion of the Class B Preferred Shares. With the agreement of the Class B shareholder, BG Capital Group Ltd., and the approval of the shareholders, on March 16, 2006, the conversion ratio was fixed at 4.1 common shares and 0.8 Variable Multiple Voting Shares for each one Class B Preferred Share.

Variable Multiple Voting Shares:

On March 16, 2006, a special general meeting of shareholders was held, and the shareholders approved (a) the re-designation of the common shares as “Limited Voting Shares” and (b) the creation of a class of “Variable Multiple Voting Shares.” Holders of Variable Multiple Voting Shares are entitled to multiple votes at all meetings of common shareholders, and the number of votes attached to each Variable Multiple Voting Share is equal to the greater of (i) ten and (ii) ten times a fraction the numerator of which is the number of issued common shares and the denominator of which is the number of issued common shares on March 16, 2006. At June 30, 2008, the 1,600,000 issued and outstanding Variable Multiple Voting Shares entitles the holder to 39,783,340 votes at a meeting of shareholders.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

11.	Capital stock (continued):

On February 27, 2006, March 28, 2006 and May 2, 2006, Global (GMPC) Holdings Inc. converted $200,000 (CA$222,570), $80,000 (CA$89,250) and $177,770 (CA$188,000) of principal amount of loans into common shares at conversion prices ranging from US$2.00 to US$2.62 per share. The Company issued 100,000, 40,000 and 88,885 shares respectively.

On May 12, 2006, the Company entered into an agreement to surrender all of the Series A, B, C and D Warrants issued in connection with the December 28, 2005 private placement agreement. In consideration thereof, certain of the investors were granted Series A warrants for the purchase of a total of 4,120,000 shares at a price of US$1.25, exercisable within two years following the effective date on which the warrants are registered pursuant to a registration statement filed with the US Securities and Exchange Commission. In September 2007, the expiration date of the Series A warrants was extended to December 2010.

In May 2006, the Company completed a brokered private placement of 1,312,500 common shares issued at US$2.00 per share raising a total of $2,625,000. The Company paid broker’s fees of $183,050 and granted broker warrants to purchase 91,525 common shares at US$2.25 per share, vesting upon issuance and expiring in May, 2007. The Company paid an additional finders fee of $130,750 to BG Capital, a controlling shareholder of the Company.

In July 2006, the Company completed a brokered private placement of 1,205,000 common shares issued at US$2.75 per share raising a total of $3,314,000. The Company paid broker’s fees of $259,462 and granted broker warrants to purchase 84,350 common shares at US$3.00 per share, vesting upon issuance and expiring in July, 2007. The Company paid an additional finders fee of $138,187 to BG Capital, a controlling shareholder of the Company.

In August 2006, the Company settled litigation with respect to its Blue Mountain Springs subsidiary. The terms of the settlement included the issuance of 624,314 shares with a fair value of $1,529,000.

In August 2006, the Company issued 140,000 common shares at US$2.30 per share to BG Capital, a controlling shareholder of the Company, under the terms of a management services contract now expired.

In August 2006, the Company completed a brokered private placement of 333,334 common shares issued at $3.00 per share, together with a warrant to purchase 333,334 common shares at $3.25 per share, vesting upon issuance and expiring in September, 2008, raising a total of $1,000,000. The Company paid broker’s fees of $70,000 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting upon issuance and expiring in August, 2007. The Company paid an additional finders fee of $50,000 to BG Capital, a controlling shareholder of the Company.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

11.	Capital stock (continued):

In October 2006, the Company paid $94,246 to BG Capital in respect of dividends payable on the Class B Preferred Shares from May 12, 2006 to October 31, 2006.

In November 2006, BG Capital converted 400,000 Class B Preferred Shares for 1,640,000 common shares and 320,000 Variable Multiple Voting Shares. In January, 2007, BG Capital converted 1,000,000 Class B Preferred Shares for 4,100,000 common shares and 800,000 Variable Multiple Voting Shares.

In March, 2007, the Company completed a brokered private placement of 1,166,333 common shares issued at $3.00 per share, together with a warrant to purchase 1,166,333 common shares at $3.25 per share, vesting on July, 2007 and expiring in March, 2009, raising a total of $3,499,000. The Company paid broker’s fees of $69,930 and granted broker warrants to purchase 23,333 common shares at US$3.25 per share, vesting on July, 2007 and expiring in March, 2009. The Company also paid a finders fees by issuing 90,000 common shares at $2.42 per share.

In May, 2007, the Company completed the acquisition of 100% of the shares of My Organic Baby Inc. and in connection therewith, the Company issued 415,000 common shares of which 200,000 were surrendered when the Company entered into a securities purchase agreement with the former shareholders of My Organic Baby Inc. The Company also issued 215,000 common shares in connection with employment agreements with the former officers and shareholders of My Organic Baby Inc.

In June, 2007, the Company paid $61,150 to BG Capital in respect of dividends payable on the Class B Preferred Shares from November 1, 2006 to June 30, 2007.

12.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares:

(a) Stock options:

Under the April 29, 2005 stock plan, the Company may grant options to purchase up to 1,750,000 common shares of the Company, and under the 2006 equity incentive plan, the Company may grant options to purchase up to 10,000,000 common shares of the Company. Options may be issued under the stock option plan as determined at the sole discretion of the Company’s board of directors. Options may be issued for a term of up to 10 years at an exercise price to be determined by the Company’s board of directors, provided that the exercise price is not less than the average closing price of the Company’s shares for the 10 trading days proceeding the date on which the options are granted. All options vest immediately on issuance, or at the discretion of the Company’s board of directors.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

12.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(a)	Stock options (continued):

A summary of stock options granted by the Company is as follows:

		Weighted
	Number of	average
	options	exercise price
	(000’s )	US$

Options outstanding at December 31, 2005	1,617	1.77
Granted	2,216	1.79
Expired	(18)	3.77
Exercised	(1,307)	1.82

Options outstanding at December 31, 2006	2,508	1.96
Granted	1,869	2.51
Expired	(10)	2.35
Exercised	(653)	1.54
Surrendered	(10)	2.75

Options outstanding at December 31, 2007	3,704	$2.34
Expired	(7)	6.42
Options Outstanding at March 31,2008	3,697	$2.33
Expired	(3)	6.50
Options Outstanding at June 30,2008	3,694	2.28

Options exercisable at June 30,2008	2,475	$2.20

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

12.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(a)	Stock options (continued):

For the period ended June 30, 2008, the Company granted nil options (June 30, 2007 – 955,658) under its stock option plans, of which options to acquire nil shares (June 30, 2007 – 609,166) were granted to members of its Advisory Board, board of directors and management. Stock based compensation expense of $1,368,000 has been recorded for the period ended June 30, 2008. (June 30, 2007 – 1,897,000).

The Company has estimated the fair value of each option on the date of grant using the Black- Scholes Options Pricing model and based on the following assumptions:

	June 30,2008	June 30,2007

Risk-free interest rate	-	4.84% to 5.12%
Expected life of options	-	1 to 5 years
Expected volatility in the market
price of the shares	-	91% to 205%
Expected dividend yield	-	0.0%
Weighted average grant date fair
value	-	$1.86

(b)	Stock based compensation:

	June 30,	June 30,
	2008	2007

Stock based compensation
(note 12 (a))	$1,368	$1,897

Stock based compensation – option
(note 13 (a))	52	2,035

	$1,420	$3,932

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

12.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(c)	Warrants:

The following table summarizes information about common share purchase warrants granted in equity financings and acquisitions to date which remain outstanding at June 30, 2008. Each warrant entitles the holder to purchase one common share at the exercise price indicated.

Exercise	Balance,					Balance,
Price	December 31,					Mach 31,	Expiry
per share	2007	Granted	Cancelled	Expired	Exercised	2008	Date

US$3.25 (CA$3.26)	356,667	-	-	-	-	356,667	September 2008
US$3.25 (CA$3.26)	856,333	-	-	-	-	856,333	July, 2009
US$3.25 (CA$3.26)	333,333	-	-	-	-	333,333	April, 2009
US$2.00 (CA$2.00)	1,000,000	-	-	-	-	1,000,000	October 2010
US$1.25 (CA$1.25)	4,030,000	-	-	-	-	4,030,000	December 2010
US$2.00 (CA$2.00)	100,000	-	-	-	-	100,000	July 2011
US$2.33 (CA$2.33)	2,508,581	-	-	-	-	2,508,581	September 2012
US$2.56 (CA$2.57)	2,008,581	-	-	-	-	2,008,581	September 2012

	11,193,495	-	-	-	-	11,193,495

Warrants activity during the period ended June 30, 2008 and December 31, 2007, 2006 is as follows:

Number of
warrants

Balance, December 31, 2005	21,025,000
Granted	4,752,542
Expired	(25,000)
Cancelled	(20,000,000)
Exercised	(30,000)

Balance, December 31, 2006	5,722,542
Granted	12,456,828
Expired	(96,850)
Cancelled	(6,750,000)
Exercised	(139,025)

Balance, December 31, 2007	11,193,495
Balance, March 31, 2008	11,193,495
Balance June 30,2008	11,193,495

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

12.	Stock options, warrants, shareholders’ rights plan, and other commitments to issue shares (continued):

	(c)	Warrants (continued):

In the year ended December 31, 2007, the Company granted warrants to acquire 1,189,666 shares in a private placement described in note 12. These warrants had a fair value of $1,651,000, which amount has been charged as a cost of the share capital raised. The Company also granted warrants to acquire 3,000,000 shares and 3,750,000 at a price of $4.00 per share, having a fair value of $5,625,000 due to the Company’s guarantee of the acquisition price, in connection with its acquisitions of DMR Food Corporation and My Organic Baby Inc. These warrants were all surrendered in September, 2007 when the Company entered into a share purchase agreement with the former shareholders of DMR Food Corporation and My Organic Baby Inc. The Company granted warrants to institutional investors to acquire 4,017,162 shares and to the placement agent in the financing to acquire 500,000 shares at a price as described in note 10. In September, 2007, the Company also extended the warrant to acquire 4,030,000 at a price of $1.25 from December, 2007 to December, 2010.

	(d)	Shareholders’ rights plan:

The Company has a Shareholders’ Rights Plan which is contained within a Rights Agreement dated October 1, 1990, and a Supermajority Amendment, which forms part of the Company’s articles. The Rights Plan expires on December 31, 2009.

In general terms, the rights issuable under the Rights Plan permit shareholders to purchase the Company’s shares at 50% of the market price at the time of the occurrence of certain Triggering Events. Generally, a Triggering Event is where a party (Acquiring Person) endeavours to merge, amalgamate, acquire assets or acquire greater than 20% of the voting shares of the Company without the approval of the Company’s directors. An Acquiring Person who causes the Triggering Event to occur is specifically excluded from acquiring shares under the adjustment formula provided for in the Rights Agreement. The rights adjustment does not occur where an offer to acquire shares is determined to be a Qualified Offer. A Qualified Offer is an offer for all outstanding shares on terms determined by a majority of the Company’s directors as being in the best interest of the Company and its shareholders.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

13.	Commitments and contingencies:

	(a)	Consulting contracts:

On November 1, 2005, the Company entered into a consulting agreement with a five-year term and recognized the expense related to the consulting agreement over the five-year term. As partial consideration under the consulting agreement, we issued warrants to purchase 1,000,000 of our common shares at an exercise price of $2.00 per share. The fair value of these warrants was $1,904,000, as determined using the Black-Scholes valuation method.

On May 24, 2007, both parties terminated the consulting agreement and as result of the termination of agreement, the Company expensed $1,459,800. However, the cancellation of the consulting agreement did not cancel the warrants issued in connection with the consulting agreement. These warrants remain outstanding until October 31, 2010. We determined that the fair value of the outstanding warrants was $1,449,000, as determined using the Black- Scholes valuation method. We expensed the fair value of the warrants, and recorded the corresponding amount in equity.

On June 5, 2006, the Company entered into marketing and consulting agreement with a term of three years. As partial consideration under this agreement, the Company issued options to purchase 1,075,000 common shares at $1.75 per share. The Company has recognized the expense related to this agreement over the three year term of the agreement. During the six months ended June 30, 2008, the Company revalued the options and expensed $52,000 (June 30, 2007 – expensed $1,011,400) with respect to these options.

On May 24, 2007, the Company entered into employment agreements with former officers and shareholders of My Organic Baby Inc. for a term of three years. As partial consideration under these agreements, the Company issued 215,000 common shares at $2.48 per share as consideration. The Company expensed $533,200 relating to these agreements.

	(b)	Dispute with D. Bruce Horton and Continental Consulting Ltd.:

In August 1999, a claim was filed against the Company in the Supreme Court of British Columbia by D. Bruce Horton and his company, Continental Consulting Ltd. (Continental). Mr. Horton is claiming compensation from the Company for allegedly constructively dismissing him as an officer of the Company. Continental is claiming compensation from the Company alleging that the Company terminated its management agreement without cause. Mr. Horton and Continental are claiming an aggregate of $2,060,000 (CA$2,400,000) plus interest and costs. The Company does not accept Mr. Horton’s and Continental’s allegations, and has filed statements of defence and has further filed counterclaims against Mr. Horton and Continental for monies owed and damages. The Company has recorded an accrual based on its expected costs.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

13.	Commitments and contingencies (continued):

	(c)	Ordinary course business proceedings:

The Company is subject to various legal proceedings and claims that arise in the ordinary course of business. Management is of the opinion that such claims will not have a material adverse effect on the Company’s future operations or financial position.

(d)

With respect to the long-term indebtedness assumed by the purchaser of the private label co- pack bottling business during the year ended December 31, 2001, the Company’s subsidiary, CC Beverage, still remains as the primary borrower; however, the purchaser is under an obligation to obtain a release of such indebtedness. The purchaser holds a letter of credit with a United States bank to secure the long-term indebtedness. The Company has assessed its liability under this guarantee and determined the fair value to be nil.

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

		Unaudited		Unaudited
		For the 3 months ended		For the 6 months ended
		June 30,	June 30,	June 30,	June 30,
		2008	2007	2008	2007
		$	$	$	$

14.	Supplementary Cash Flow Information

a)	Items not involving cash
	Amortization of property, plant and
	equipment and Intangibles	360	8	656	12
	Stock-based compensation	(107)	2,035	1420	3,366
	Gain on sale of investment	-	-	-	-
	Services paid in stock	-	94	-	140
	Settlement of Interest paid in Stock	36		149
	Interest accretion on convertible debenture
	and short-term debt	304	92	568	125
		593	2,229	2,793	3,643

b)	Changes in non-cash working capital
	balances related to operations
	Accounts receivable	(839)	(379)	(1,149)	176
	Inventories	(24)	(479)	(287)	(1,044)
	Prepaid expenses, deposits and other
	assets	(119)	(288)	351	(419)
	Prepaid contracts	-	1,917	-	2,012
	Accounts payable and accrued liabilities	(369)	392	(1,354)	70
		(1,351)	1,163	(2,439)	795

c)	Non-cash investing and financing
	activities
	Conversion of class B preferred shares to
	common shares	-	-	-	1,000
	Warrant granted in connection with private
	placement financing	-	1,358	-	1,651
	Liabilities recorded in connection with
	DMR Food Corporation acquisition	-	-	-	1,944
	Liabilities recorded in connection with My
	Organic Baby Inc acquisition	-	3,102	-	3,102
	Common shares issued for settlement of
	debt	-	-	-	573

		-	4,460	-	8,270

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

15.	Segmented information:

The presentation of the segmented information is based on the way that management organizes the business for making operating decisions and assessing performance. The Company operates solely as a beverage, snack food and organic baby food business, selling flavoured water, carbonated beverages, natural and organic snack foods and organic baby foods products. Management uses geographic areas to monitor the business. The “other” segment represents sales outside North America. Management evaluates the performance of each segment based on the earnings (loss) from operations before the write-down of property, plant and equipment.

The transactions between segments are measured at the exchange value, which is the amount of consideration established and agreed to by each segment.

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
	$	$	$	$
Sales
Canada
Total sales	2,127	1,671	4,189	2,452

United States
Total sales	407	1,325	752	2,011
Less: Sales to other segments	(18)	(49)	(37)	(62)
Sales to external customers	389	1,276	715	1,949

Other
Sales to external customers	18	49	37	62

Total sales to external customers	2,534	2,996	4,941	4,463

Sales to external customers by product line
Beverage	634	1,785	1,224	2,704
Snack Products	1,113	1,002	2,183	1,550
Organic baby product	787	209	1,534	209
	2,534	2,996	4,941	4,463

Interest expense on short-term and long-
term debt
Canada	249	6	891	10
United States		1		3
	249	7	891	13

Amortization/Depreciation
Canada	351	6	647	12
United States	-	-	-	-
	351	6	647	12

Other Items
Interest Income
Other (Income) Expense
Interest on Short Term

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

	Unaudited		Unaudited
	For the 3 months ended		For the 6 months ended
Loss before income taxes, amortization of
intangible assets and write-down of	June 30, 2008	June 30, 2007	June 30, 2008	June 30, 2007
property, plant and equipment	$	$	$	$
Canada	(1,871)	(5,662)	(6,130)	(7,684)
United States	(206)	(18)	(325)	(210)
Other		-		-

	(2,077)	(5,680)	(6,455)	(7,894)

Loss for the period before income taxes	(2,077)	(5,680)	(6,455)	(7,894)

	June 30,2008	June 30,2007

Assets:
Canada	$15,852	$16,213
United States	570	2.323
Other	28	28

Total assets	$16,450	$18,564

Property, plant and equipment additions:
Canada	$-	$27

Goodwill:
Canada	$1,682	$-

With respect to third parties, the Company has three customers (June 30, 2007 - two customers) that represent more than 10% of sales as noted below. Sales are on an unsecured open account basis under specific credit terms. The agreements allow the Company to make alternative distribution arrangements within the relevant territories under certain conditions, including a business failure of a distributor.

	June 30, 2008	June 30, 2007

Customer A		14%
Customer B	10%
Customer C		26%
Customer D	30%
Customer E	14%

CLEARLY CANADIAN BEVERAGE CORPORATION
Notes to Consolidated Financial Statements
(Unaudited)
(Tabular amounts expressed in thousands of United States dollars, except where indicated)
Six months ended June 30, 2008

16.	Subsequent events:

(a)

In September 2007, the Company issued Senior Convertible Notes and related warrants (see note 10). Each note and warrant carries a full ratchet anti-dilution provision. If the Company issues any convertible or equity securities at any time in the future (subject to certain exceptions including stock option grants and issuances in connection with certain acquisition transactions) at a price less than the applicable conversion price or exercise price, then the conversion price and exercise price will be automatically adjusted down to that lesser price. Any such adjustment will further dilute our shareholders.

The Company and the holders of the Senior Convertible Notes were involved in a dispute (see previous filings) as to whether the full-ratchet anti-dilution provision had been triggered and whether the Company was obligated to adjust the conversion price of the Notes and the exercise price of the warrants to $0.46 per share.

Effective August 1, 2008, the Company settled this dispute by entering into a Consent, Waiver and Amendment agreement with the holders of the Senior Convertible Notes. This primary features of this agreement are (i) the conversion price of the Senior Convertible Notes has been reduced to $1.75 per share, (ii) in the event the trading price of the Company’s common shares is lower than $1.75 as of July 31, 2009, the conversion price with respect to 33% of the unconverted principal amount of the Senior Convertible Notes as of July 31, 2009 (less any amounts called by a third-party option holder in the previous 12 months) will be further reduced to the then current trading price of our common shares, (iii), in the event the trading price of the Company’s common shares is lower than $1.75 as of July 31, 2010 the conversion price with respect to 33% of 67% of the Senior Convertible Notes as of July 31, 2010 (less any amounts called by a third-party option holder in the previous 12 months) will be further reduced to the then current trading price of our Common shares, (iv) the exercise price of the Series E, Series F and Placement Warrants has been changed to $1.75 (resulting in a pro rata increase in the number of common shares issuable under the Warrants to 5,612,549 common shares from 4,017,162 common shares, (v) the maturity date of the Senior Convertible Notes was changed to September 26, 2011 from September 26, 2027, which may be extended in certain circumstances by the holders of the notes, (vi) the anti-dilution provisions of the Senior Convertible Notes are no longer triggered if the Company pays interest in common shares to the holders of the CDN $2,450,000 convertible notes issued in 2007 to the vendors of DMR Food Corporation and My Organic Baby, Inc. (the “Vendor Notes”), (vii) the Company’s obligation to register the common shares underlying the Senior Convertible Notes and the Series E, Series F and Placement Warrants has been suspended, provided that the holders of the notes are permitted to sell their securities pursuant to SEC Rule 144 (viii) all accrued and unpaid penalties (described in previous Company filings) related to the said registration of the common shares have been waived, (ix) the Company is permitted to amend the Vendor Notes to incorporate the changes made in this agreement.

(b)

In April 2008, the Company signed a Letter of Intent to acquire Sarasam Food Corp., a rapidly expanding brand of kosher hot dogs, sausages and other meat products operating under the name Baldwin Street Kosher. The Company expects to complete this acquisition in the 3rd quarter of 2008 without requiring any further financing or dilution of the Company’s common shares.

(c)

In August 2008, the Company signed a Letter of Intent to acquire Crofters Food Ltd., one of North America's largest organic jam companies. The acquisition of this rapidly growing manufacturer, producer and marketer of organic jams and spreads will significantly increase the revenues of Clearly Canadian Brands. The letter contemplates completion of this acquisition in the first quarter of 2009. Upon closing of this acquisition, Clearly Canadian Brands will require additional financing and there may be a dilutive effect on the Company’s common shares.